

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
Scott McPherson
Chief Financial Officer
CannLabs, Inc.
3888 E. Mexico Avenue, Suite 202
Denver, CO 80210

> **Re: CannLabs, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed October 10, 2014**
> **File No. 333-155318**

Dear Mr. McPherson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed October 10, 2014

Business, page 6

1.   We note your response to comments 4, 8 and 9 from out letter dated September 12, 2014 and we reissue the comments. Given that the majority of your revenues is derived from the business of CannLabs, Inc. ("CannLabs Colorado"), please revise your Business section to provide the information required by Item 101(h)(4) for Cannlabs Colorado. Also, where appropriate, please revise to describe your dependence on CannLabs' testing lab in Denver or alternatively, please tell us why you are not dependent upon your agreement with this lab. Finally please clarify the nature of Carbon Bond's operations, as differentiated from Cannlabs Colorado. For example, on page 6 you disclose that Carbon Bond licenses technology and provides administrative services to CannLabs Colorado whereas on page 8, you disclose that Carbon Bond provides consulting driven by client needs and focused on cannabis education. Please clarify your disclosure

throughout the filing as to the business of Carbon Bond and differentiate it from the business of Cannlabs Colorado.

2.   We note your revised statement on page 6 with respect to CannLabs Colorado that you believe it is the largest cannabis testing laboratory in Colorado. Please revise your statement to provide the measure by which you believe CannLabs is the largest laboratory.

The Opportunity, page 9

3.   We note your revised disclosure that the market for the services that you provide is directly correlated to the national legal marijuana market. Please reconcile this sentence with your disclosure on page 11 that CannLabs Colorado is only permitted to test marijuana that is within the MITS system that is maintained by the MED.

4.   We note your disclosure on page 9, that in Colorado, the quantification of the amount is difficult because of differing interpretations of the applicable regulations and that you continue your efforts to quantify those amounts. Please revise to provide a brief discussion of the laws or regulations which require marijuana to be tested, and further explain the reasons why the law is unclear as to what marijuana is required to be tested.

Government Regulations, page 14

5.   We note your response to comment 14 from our letter dated September 12, 2014, and we reissue, in part, the comment. Please revise this section to describe any licensing or certification requirements that apply or will likely apply to your planned operations or advise. For example we note that you take certain security measures for the lab which are required by the MED. Please state whether these various measures are required in order for you to maintain a license or to operate your business.

6.   We note your response to comment 15 from our letter dated September 12, 2014. Please revise the disclosure within this section to confirm that you currently have unrestricted access to the banking system.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 24

7.   We note your response to comment 20 from our letter dated September 12, 2014 and we reissue the comment. Please expand your Liquidity and Capital Resources section to include all of the disclosures required by Items 303(a)(1) and (2). Note that your disclosure should provide investors with enough information in order to provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements. Your discussion should cover each of your outstanding

loan agreements, including those with your executive officers or directors. For guidance, please refer to Section IV of SEC Interpretive Release No. 33-8350 (2003).

Security Ownership of Certain Beneficial Owners and Management, page 26

8.   We note your response to comment 23 from our letter dated September 12, 2014 and we reissue the comment. Given that your Series A Preferred votes with your common shares as a single class, please revise your tables to reflect the total beneficial ownership of the two classes, combined.

9.   We note your response to comment 24 from our letter dated September 12, 2014 and we reissue the comment. Please revise to reflect your senior secured convertible promissory notes or advise.

Directors and Executive Officers, page 28

Biographical Information, page 29

10.   We note your response to comment 25 from our letter dated September 12, 2014 and we reissue the comment with respect to Directors Mirken, Murray, Kilts, Allbaugh, Johnsen and McPherson. Please provide all of the information required Item 401(e) of Regulation S-K. For each individual, the principal positions of employment should be clear for each of the previous 5 years.

Certain Relationships and Related Party Transactions, and Director Independence, page 27

11.   We note your response to comment 28 from our letter dated September 12, 2014 and we reissue the comment. Please provide the approximate dollar amount for the licensing agreement between Carbon Bond and CannLabs Colorado. See Item 404(d) of Regulation S-K.

12.   Please provide all of the information required by Item 404(d) for your loans provided by Ms. Murray and Mr. Kilts.

Recent Sales of Unregistered Securities, page 35

13.   We note your response to comments 30 and 34 from our letter dated September 12, 2014 and we reissue the comments. Where applicable, please provide the terms of conversion for each of your recent sales of unregistered securities. See Item 701(e) of Regulation S-K.

14.   We note your response to comment 31 from our letter dated September 12, 2014 and we reissue the comment with respect to your Merger transaction as well as the sale by Carbon Bond of 5,295,000 shares of common stock to the Board of Directors, Officers,

Employees and Consultants on June 10, 2014. Please revise to briefly state the facts relied upon to make the claimed exemptions from registration available.

Form 10-K for Speedsport Branding, Inc. for the fiscal year ended December 31, 2013

15.   We note your response to comment 42 from our letter dated September 12, 2014, and we reissue the comment. Please amend your 10-K such that it identifies Mr. Koziol as the principal accounting officer.

Form 10-Q/A for the Period Ended June 30, 2014

Item 1. Financial Statements

16.   We read your response to our prior comment 37. It appears there was no change in control as a result of the Asset Transfer Agreement (VIE formation transaction) that occurred on January 1, 2014 and that CannLabs was controlled by the same party immediately before and after. Please support your assertion that control of CannLabs changed as a result of the Asset Transfer Agreement. Alternatively, please amend your Form 10-Q/A, to retrospectively adjust the December 31, 2013 balance sheet and include retrospectively adjusted financial information for the comparable 2013 interim period. In addition, please amend your Form 8-K/A filed October 10, 2014 to retrospectively adjust the financial statements and related financial information presented as of and for the years ended December 31, 2013 and 2012 and the three months ended March 31, 2014.

17.   You restated your financial statements in response to our prior comment 38. Please tell us how this restatement affected your original conclusion regarding the effectiveness of your disclosure controls and procedures as of June 30, 2014. Please tell us the factors you considered to support management's conclusion that your disclosure controls and procedures were effective or amend your Form 10-Q/A, if appropriate, to state your disclosure controls and procedures were not effective, and the reasons why they were not effective.

18.   We reviewed the financial statements you restated pursuant to our prior comment 38. Please amend both your Form 10-Q/A and your Form 8-K/A filed October 10, 2014 to include correction of error disclosures in your footnotes and label the applicable financial statements as restated. Refer to ASC 250-10-50.

Consolidated Balance Sheets, page 3

19.   We read your response to our prior comment 39 and reissue it. Since the accumulated deficit as of June 30, 2014 consists of the accumulated losses of a nontaxable entity, please revise as necessary such that the accumulated deficit balance as of June 30, 2014 includes only the accumulated losses since the entity became a taxable entity. Refer to SAB Topic 4:B. Please also include correction of error disclosures in your footnotes and label the applicable financial statements as restated. Refer to ASC 250-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at (202) 551-3681 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Sean Reid, Esq.
     Fox Rothschild LLP